SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                              October 3, 2001

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F
                   ------                -------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                     No   X
                ------                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                                SCHEDULE 10
                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.       Name of Company
         Cambridge Antibody Technology

2.       Name of shareholder having a major interest
         Janus Capital Corporation

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.
         Funds held on behalf of clients and funds managed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
         Not disclosed

5.       Number of shares/amount of stock acquired
         Nil

6.       Percentage of issued class
         Nil

7.       Number of shares/amount of stock disposed
         506,000

8.       Percentage of issued class
         1.43%

9.       Class of security
         Ordinary 10p share

10.      Date of transaction
         Unknown

11.      Date company informed
         25 September 2001

12.      Total holding following this notification
         864,752

13.      Total percentage holding of issued class following this notification
         2.44%

14.      Any additional information
         None

15.      Name of contact and telephone number for queries
         Diane Mellett, 01763 263233

16. Name and signature of authorized company official responsible for making this notification Diane Mellett, Company Secretary

Date of notification 26 September 2001

                                SCHEDULE 10
                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.       Name of Company
         Cambridge Antibody Technology

2.       Name of shareholder having a major interest
         Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
         As in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
         Chase Nominees Limited (1,151,701) State Street Nominees
         Limited (246,975) HSBC (1,534,275) Nortrust Nominees (1,760) State Street Nominees Limited (32,000) Clydesdale Bank (Head Office) Nominees Limited (5,382) Chase Nominees Limited (157,000) Bankers Trust (145,800) MSS Nominees Limited (21,200) Bank of New York Europe (11,000) BT Globenet Nominees Limited (5,100) Bank of New York Europe (15,700) Nortrust Nominees Limited (93,900) Chase Nominees Limited (149,700) RBS Trust Bank (111,300) HSBC (24,610) Northern Trust (106,800) BT Globenet Nominees Limited (22,000) Morgan Stanley (35,039) Bankers Trust (9,300) Bank of New York Europe (10,500) Citibank (4,400) Clydesdale Bank (Head Office) Nominees Limited (400) HSBC Client Holdings Nominees (UK) Limited (33,880) Bank of New York - London (6,500)

5.       Number of shares/amount of stock acquired
         367,469

6.       Percentage of issued class
         1.04%

7.       Number of shares/amount of stock disposed
         Nil

8.       Percentage of issued class
         Nil

9.       Class of security
         Ordinary 10p shares

10.      Date of transaction
         Not disclosed

11.      Date company informed
         27 September 2001

12.      Total holding following this notification
         3,936,222

13.      Total percentage holding of issued class following this notification
         11.10%

14.      Any additional information
         None

15.      Name of contact and telephone number for queries
         Diane Mellett 01763 263233

16. Name and signature of authorized company official responsible for making this notification
         Diane Mellett Company Secretary

Date of notification 27 September 2001

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Cambridge Antibody Technology Group PLC


    Date 3 October 2001              By    /s/ Diane Mellett
        ----------------                 -------------------------
                                         Name:  Diane Mellett
                                         Title: General Counsel